Exhibit 3.6
FIFTH AMENDMENT TO BYLAWS
OF
DCT INDUSTRIAL TRUST INC.
The Bylaws of DCT Industrial Trust Inc. (the “Bylaws”), are hereby amended as follows:
Article XIV of the Bylaws is deleted in its entirety and replaced with the following:
“These Bylaws may be altered, amended or repealed or new bylaws may be adopted by the Board of Directors or by the affirmative vote of a majority of all votes entitled to be cast by the holders of the issued and outstanding shares of common stock of the Company at a meeting of stockholders duly called and at which a quorum is present. Notwithstanding anything to the contrary herein, Sections 2.15 and 2.16 of Article II and this Article XIV of these Bylaws may not be altered, amended or repealed by the Board of Directors unless it shall also obtain the affirmative vote of a majority of the votes cast on the matter by the holders of the issued and outstanding shares of common stock of the Company at a meeting of stockholders duly called and at which a quorum is present.”
Except as herein amended, the provisions of the Bylaws shall remain in full force and effect.
EFFECTIVE AS OF: May 5, 2017.